UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

VIZIO HOLDING CORP.
(Exact name of registrant as specified in its charter)

Delaware		001-40271
(State or other jurisdiction of incorporation)		(Commission file number)

39 Tesla Irvine, CA 92618
(Address of principal executive offices)
Jerry Huang
General Counsel
(949) 428-2525
(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 Conflict Minerals Disclosure
VIZIO Holding Corp. (together with our subsidiaries, “we,” “us,” “our,” “VIZIO” or the “Company”) is filing this Form SD pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Conflict Minerals Rule”), and based upon reliance on guidance provided by the staff of the Securities and Exchange Commission on April 7, 2017, for the reporting period January 1, 2022 to December 31, 2022 (the “Reporting Period”).
The Conflict Minerals Rule was adopted by the Securities and Exchange Commission (“SEC”) under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act to implement reporting and disclosure requirements related to gold, columbite-tantalite (coltan, cassiterite and wolframite, including their derivatives, which are: tantalum, tin, tungsten, and gold (such derivatives are referred to as “3TG”). Pursuant to the Conflict Minerals Rule, publicly traded companies must submit a report to the SEC after examining whether Conflict Minerals originating in the Democratic Republic of Congo or adjoining countries (Angola, Burundi, The Central African Republic, The Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia) (together, the “Covered Countries”) are present in the products the company manufactures or contracts to manufacture and if any of such Conflict Minerals are necessary to the functionality or production of such products.
Item 1.01    Conflict Minerals Disclosure and Report
Overview
Founded and headquartered in Orange County, California, VIZIO’s mission is to deliver immersive entertainment and compelling lifestyle enhancements that make its products the center of the connected home. VIZIO develops high-performance Smart televisions (“Smart TVs”), sound bars and accessories (including remote controls). These products are sold to retailers and through online channels throughout the United States.
VIZIO does not have internal manufacturing or testing facilities or capabilities, and all our devices are manufactured, assembled, tested, and packaged by third-party original design manufacturers (“ODMs”). Our manufacturers are, in turn, responsible for procuring or manufacturing the components used in the manufacturing of our devices from a limited number of suppliers. All hardware products that the Company contracted to manufacture during the Reporting Period contained 3TG necessary to the functionality or production of those products, including our Smart TVs, remote controls, and soundbars (collectively, the “Covered Products”). This report applies to Covered Products, the manufacture of which was completed during the Reporting Period.
VIZIO is committed to the responsible sourcing of Conflict Minerals. We are a member of the Responsible Business Alliance and the Responsible Minerals Initiative (“RMI”). We have also adopted the Responsible Business Alliance Code of Conduct and a Conflict Minerals Policy for our supply chain.
Reasonable Country of Origin Inquiry
For the Reporting Period, the Company conducted a good faith reasonable country-of-origin inquiry (“RCOI”) that was reasonably designed to determine whether any of the 3TG necessary to the functionality of production of the Covered Products originated in the Covered Countries and whether any of such 3TG may be from recycled or scrap sources. The RCOI consisted principally of requesting that our direct suppliers of Covered Products (“Suppliers”) provide us with completed Conflict Mineral Report Templates (“CMRTs”) based on the form provided by the RMI. The CMRT requires Suppliers to report on the presence of Conflict Minerals in Covered Products and provide the names of all smelters and refiners (“SORs”) used to obtain the Conflict Minerals in Covered Products.
We received a CMRT submission from each of our Suppliers for the Reporting Period and reviewed each CMRT for completeness. For any CMRT submission that was incomplete or inconsistent under our internal operating procedures or controls, we requested additional information and due diligence from the Supplier as applicable. We then compared the SORs identified in the completed CMRTs against the RMI’s Conformant List, which includes SORs that have successfully completed an audit against the RMI Responsible Minerals Assurance Process (“RMAP”) or equivalent cross-recognized assessment, and the RMI’s Active List, which includes active SORs, SORs that have committed to undergo an RMAP assessment, completed relevant documentation, and scheduled an on-site assessment.
We believe our RCOI process was reasonably designed and performed in good faith. However, several factors could introduce errors or otherwise affect our determination and there are inherent limitations in the information provided by third parties, including, but not limited to, potential inaccuracies, incompleteness or falsified information, despite our efforts to review the information.
Determination from RCOI
Based on the results of our RCOI, the Company determined that the 3TG present in certain of the Covered Products may have originated in the Covered Countries and may not be from scrap or recycled sources and that such Conflict Minerals may have come from Rwanda. Based on the information provided in the CMRTs, the SOR identified for the 3TG that may have come from Rwanda was on the RMI’s Conformant List during the Reporting Period.

The Company has elected not to file disclosure under Item 1.01(c) of Form SD in accordance with the “Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule” issued by the Division of Corporation Finance of the SEC on April 7, 2017.
Available Information
A copy of this Form SD is publicly available on the Company’s website at investors.vizio.com/financials/sec-filings. The content of any website referenced in this Form SD is included for general information only and is not incorporated by reference in this Form SD.
Item 2.02    Exhibit
Not applicable.
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 – Exhibits
Item 3.01 Exhibits
Not applicable.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

VIZIO HOLDING CORP.

Date: May 31, 2023	By:	/s/ Ben Wong
Ben Wong
President & Chief Operating Officer